April 24, 2019

Brett Moyer
Chief Executive Officer
Summit Wireless Technologies, Inc.
6840 Via Del Oro, Ste. 280
San Jose, CA 95119

       Re: Summit Wireless Technologies, Inc.
           Registration Statement on Form S-1
           Filed April 19, 2019
           File No. 333-230952

Dear Mr. Moyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    David E. Danovitch, Esq.